PRICING SUPPLEMENT DATED JULY 21, 2005
--------------------------------------
(To Prospectus Supplement and Prospectus dated February 25, 2005) Pricing Supplement Number:


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                   2% Notes Linked to the Performance of the
            Dow JonesSM CBOT(R) Treasury IndexTM due July 28, 2008
                                 (the "Notes")
                                 ------------

         The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying prospectus (which term includes the accompanying prospectus supplement). Information included in this pricing supplement supercedes information in the prospectus to the extent it is different from the information included in the prospectus.

         References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

         Investing in the Notes involves risks that are described in the "Risk Factors" section of the accompanying prospectus supplement.

Aggregate Principal Amount................ $7,200,000.

Stated Maturity Date...................... July 28, 2008.

Issue Price............................... $1,000 per Note.

Original Issue Date....................... July 28, 2005.

Interest Calculation Type................. Fixed Rate Note.

Interest Rate............................. 2.00% per annum.

                                           Interest will be calculated on the
                                           basis of a 360-day year of twelve
                                           30-day months.

Interest Payment Dates.................... Monthly, on the 28th day of each month, commencing August 28, 2005,
                                           and on the maturity date.  If any
                                           Interest Payment Date falls on a day
                                           that is not a Business Day, payment
                                           will be made on the immediately
                                           succeeding Business Day and no
                                           interest will accrue as a result of
                                           the delayed payment.

Payment on the Maturity Date.............. On the maturity date, you will receive a cash payment per Note
                                           equal to the Redemption Amount.

                                           The "Redemption Amount" to which you
                                           will be entitled will depend on the
                                           percentage change in the level of
                                           the Dow Jones CBOT Treasury Index
                                           (the "Reference Index") over the
                                           term of the Notes and will equal
                                           the greater of:

                                                          Ending Value
                                                          -----------
                                           (i) $1,000 x1- Starting Value x Participation Rate

                                                  or

                                           (ii) $1,000.

                                           The "Starting Value" equals 132.86.

                                           The "Ending Value" will be determined
                                           by the Calculation Agent and will
                                           equal the closing level of the
                                           Reference Index determined on the
                                           Valuation Date.

                                           The "Valuation Date" will be the
                                           fifth Business Day prior to the
                                           maturity date of the Notes.

                                           The "Participation Rate" equals 100%.

CUSIP Number.............................. 59018YVS7.

Form of Notes............................. Book-entry.

Denominations............................. We will issue and sell the Notes in denominations of $1,000 and integral
                                           multiples of $1,000 in excess
                                           thereof.

Trustee................................... JPMorgan Chase Bank, N.A.

Calculation Agent......................... Merrill Lynch Capital Services, Inc.

                                           All determinations made by the
                                           Calculation Agent, absent manifest
                                           error, will be conclusive for all
                                           purposes and binding on ML&Co. and
                                           beneficial owners of the Notes.

                                           All percentages resulting from any
                                           calculation on the Notes will be
                                           rounded to the nearest one
                                           hundred-thousandth of a percentage
                                           point, with five one-millionths of a
                                           percentage point rounded upwards,
                                           e.g., 9.876545% (or .09876545) would
                                           be rounded to 9.87655% (or .0987655).
                                           All dollar amounts used in or
                                           resulting from this calculation will
                                           be rounded to the nearest cent, with
                                           one-half cent being rounded upwards.

Proceeds to ML&Co......................... 98.5% of the Aggregate Principal
                                           Amount.

Underwriter............................... Merrill Lynch, Pierce, Fenner &
                                           Smith Incorporated

Underwriting Discount..................... 1.5% of the Aggregate Principal
                                           Amount.

                              THE REFERENCE INDEX

         All the disclosure in this pricing supplement regarding the Dow Jones CBOT Treasury Index (the "Reference Index") is derived from The Dow Jones CBOT Treasury Index - Index Methodology published by the Chicago Board of Trade (the "CBOT") and other publicly available information. This information reflects the policies of CBOT, as stated in this publicly available information, and is subject to change by CBOT at its discretion.

         CBOT and Dow Jones & Company, Inc. launched the Reference Index on April 28, 2004. The Reference Index measures default-free returns available to investors in U.S. capital markets in real time. It is composed of duration-weighted average prices of CBOT U.S. Treasury bond, 10-year Treasury note and 5-year Treasury note futures contracts. Duration weighting makes the Reference Index yield-curve neutral; each element makes an equal contribution to index performance, so available returns are aggregated into a single measure. Index performance is based on actual transactions rather than end-of-day quotes. For the purpose of calculating durations (and therefore weights), the Reference Index treats the component futures contracts as if:

     o The 5-year T-note futures contract is a 6.00% semiannual coupon note maturing in 5 years
     o The 10-year T-note futures contract is a 6.00% semiannual coupon note maturing in 10 years
     o The T-bond futures contract is a 6.00% semi-annual coupon bond maturing in 20 years

         Since the component Treasury futures contracts expire quarterly, the Reference Index is also rebalanced quarterly and new durations are calculated and new weights are assigned. Calibration of the new index takes place at the close of business on the last business day preceding the components' current contract month. For example, the March index is composed of March Treasury futures contracts, therefore, the calibration of the June index would take place on the last business day in February.

         To maintain continuity at the time of recalibration, index values are equalized across the expiration of the component contracts. In this example, the index value based on new June Treasury futures contracts is equalized with the index value based on the expiring March contracts. After those index values are calculated, a divisor is used to set the new June index to equal to the March index.

         Quarterly rebalancing is based on changing market conditions and adjusts for changes both within and across index cohorts. Quarterly adjustments in index weights reflect relative changes, if any, in the durations of the 5-year T-note, 10-year T-note and T-bond contracts. The divisor used for adjustments across quarters is derived from market prices for rolling positions forward.

         The level of the Reference Index at any time will be the level reported on Bloomberg page DJCBTI or any successor service or successor page thereto. If the relevant level for the Reference Index are not available on Bloomberg page DJCBTI or on a successor page or successor service on the Valuation Date, such level will be determined in the sole discretion of the Calculation Agent.

         The following table sets forth the historical month-end levels of the Reference Index from January 2000 to June 2005. Although the Reference Index was launched on April 28, 2004, CBOT publishes historical data on the Reference Index from November 1999. This historical data on the Reference Index is not necessarily indicative of the future performance of the Reference Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Reference Index during any period set forth below is not an indication that the Reference Index is more or less likely to increase or decrease in value at any time over the term of the Notes.

                 2000     2001      2002      2003      2004      2005
                 ----     ----      ----      ----      ----      ----
     January      97.90   107.67    111.32    124.80    129.76    133.47
     February     99.14   108.66    112.72    127.40    131.87    131.73
     March       101.25   108.75    109.21    126.80    133.08    131.15
     April       100.24   106.55    112.29    127.25    127.69    133.53
     May         100.12   106.45    113.27    131.48    127.13    135.02
     June        101.76   106.69    115.12    130.01    128.04    135.46
     July        102.21   109.49    118.43    123.58    129.42
     August      103.29   110.63    121.24    124.31    132.68
     September   103.29   112.63    125.25    129.39    132.89
     October     103.72   115.33    123.85    126.93    134.03
     November    105.65   112.26    121.74    126.93    131.69
     December    107.37   110.67    125.63    128.49    132.97

                     UNITED STATES FEDERAL INCOME TAXATION

         Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "Certain United States Federal Income Tax Considerations" that is contained in the accompanying private placement memorandum and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying private placement memorandum. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities (except to the extent specifically discussed below), persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

         As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

         There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

         On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this type of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

         In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of the stated monthly interest payments on the Notes and a payment on the Stated Maturity Date of an amount equal to $1,060.87 per $1,000 principal amount of the Notes (the "Projected Redemption Amount"). This represents an estimated yield on the Notes equal to 3.97% per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000), increased by the interest previously accrued on the Note and decreased by the amount of any stated monthly interest payments previously made on the Note. As a result of the foregoing rules, a U.S. Holder will not be required to separately include in income the stated monthly interest payments received on a Note. On the Stated Maturity Date, in the event that the actual Redemption Amount, if any, exceeds $1,060.87 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the actual Redemption Amount over $1,060.87 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the Stated Maturity Date. Alternatively, in the event that the actual Redemption Amount, if any, is less than $1,060.87 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $1,060.87 per $1,000 principal amount of Notes) exceeds the actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Notes for the taxable year in which the Stated Maturity Date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Redemption Amount (i.e., $1,060.87 per $1,000 principal amount of Notes) in excess of the actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be treated as an ordinary loss, that is not subject to the limitations applicable to miscellaneous itemized deductions, to the extent of interest previously included in income and thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

         Upon the sale or exchange of a Note prior to the Stated Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition.

A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder and reduced by any stated monthly interest payments previously received on the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

         The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed $1,000.

         All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each $1,000 principal amount of Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 3.97% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the
Notes:


                                                                        Interest deemed to        Total interest deemed
                                                                         accrue on Notes         to have accrued on Notes
                                                                      during accrual period        as of end of accrual
                                                                      (per $1,000 principal         period (per $1,000
      Accrual Period                                                     amount of Notes)       principal amount of Notes)
--------------------------                                            ---------------------     -------------------------
July 28, 2005 through January 28, 2006..............................        $19.85                    $19.85
January 29, 2006 through July 28, 2006..............................        $20.05                    $39.90
July 29, 2006 through January 28, 2007..............................        $20.25                    $60.15
January 29, 2007 through July 28, 2007..............................        $20.45                    $80.60
July 29, 2007 through January 28, 2008..............................        $20.66                   $101.26
January 29, 2008 through July 28, 2008..............................        $20.87                   $122.13


--------
Projected Redemption Amount = $1,060.87 per $1,000 principal amount of Notes.

Unrelated Business Taxable Income

         Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

         A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

         Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

         Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

         In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

         Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.